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17009195

SEC Mail Process Section MAR 02 2017 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISUN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8840 North Lodgewood Road
(No. and Street)

River Hills	Wisconsin	53217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik (262) 879 -0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jendrach Accounting and Professional Services, LLC
(Name – *if individual, state last, first, middle name*)

201 North Main Street	Thiensville	Wisconsin	53092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MISSY LEE NOTARY PUBLIC STATE OF WISCONSIN

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jendrach Accounting and Professional Services, LLC
201 North Main Street
Thiensville, WI 53092

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Visun Securities Corporation
River Hills, Wisconsin

We have audited the accompanying statement of financial condition of Visun Securities Corporation as of December 31, 2016, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Visun Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Visun Securities Corporation's financial statements. The supplemental information is the responsibility of Visun Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jendrach Accounting & Professional Services, LLC

Jendrach Accounting & Professional Services, LLC
Thiensville, Wisconsin
February 17, 2017

VISUN SECURITIES CORPORATION
BALANCE SHEET

JANUARY 6, 2017

DECEMBER 31, 2016

ASSETS

CURRENT ASSETS			
PNC - CHECKING	$	18,237.98	
PREPAID EXPENSES		525.00	
TOTAL CURRENT ASSETS			18,762.98
PROPERTY AND EQUIPMENT			
FURNITURE & FIXURES		3,036.19	
COMPUTER SOFTWARE		2,838.77	
CUSTOMER LIST		1,500.00	
LESS ACCUMULATED DEPRICIATIO		(7,374.96)	
GOODWILL - D.SWENSON		10,000.00	
LESS ACCUMULATED AMORTIZATI		(1,999.92)	
TOTAL PROPERTY AND EQUIPMEN			8,000.08
OTHER ASSETS			
TOTAL OTHER ASSETS			0.00
TOTAL ASSETS		$	26,763.06

LIABILITIES AND CAPITAL

CURRENT LIABILITIES			
STATE PAYROLL TAXES PAYABLE	$	886.46	
FEDERAL PAYROLL TAXES PAYABL		44.49	
TOTAL CURRENT LIABILITIES			930.95
LONG-TERM LIABILITIES			
TOTAL LONG-TERM LIABILITIES			0.00
TOTAL LIABILITIES			930.95
CAPITAL			
CAPITOL STOCK		10,000.00	
RETAINED EARNINGS		17,925.82	
ADD. PAID IN CAPITAL STOCK		1,000.00	
NET INCOME		(3,093.71)	
TOTAL CAPITAL			25,832.11
TOTAL LIABILITIES & CAPITAL		$	26,763.06

VISUN SECURITIES CORPORATION
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2016

	Current Month		Year to Date	
REVENUES				
MUTUAL FUNDS	$ 6,694.65	69.31	$ 37,708.29	68.58
VARIABLE ANNUITY	1,095.50	11.34	17,436.17	31.71
DIVIDEND INCOME	52.39	0.54	142.78	0.26
G/(L) ON SALE OF ASSET	1,816.49	18.81	1,816.49	3.30
COMMISSIONS	0.00	0.00	(2,121.77)	(3.86)
TOTAL REVENUES	9,659.03	100.00	54,981.96	100.00
COST OF SALES				
TOTAL COST OF SALES	0.00	0.00	0.00	0.00
GROSS PROFIT	9,659.03	100.00	54,981.96	100.00
EXPENSES				
BANK CHARGES	12.00	0.12	92.62	0.17
INSURANCE	0.00	0.00	1,056.00	1.92
LICENSES & REGISTRATION	0.00	0.00	1,975.00	3.59
OFFICE SUPPLIES	15.00	0.16	310.85	0.57
TELEPHONE	59.84	0.62	779.65	1.42
PROFESSIONAL FEES	1,000.00	10.35	5,981.00	10.88
WAGES EXPENSE	4,900.00	50.73	42,315.01	76.96
FEDERAL PAYROLL TAXES	374.85	3.88	3,276.43	5.96
STATE UNEMPLOYMENT TAXES	0.00	0.00	35.00	0.06
FEDERAL UNEMPLOYMENT TAXE	0.00	0.00	42.00	0.08
DUES AND SUBSCRIPTIONS	12.00	0.12	136.95	0.25
OTHER TAXES EXPENSE	0.00	0.00	75.24	0.14
AMORTIZATION	166.66	1.73	1,999.92	3.64
TOTAL EXPENSES	6,540.35	67.71	58,075.67	105.63
NET INCOME	$ 3,118.68	32.29	$ (3,093.71)	(5.63)

FOR MANAGEMENT PURPOSES ONLY

Visun Securities Corporation
Statement of Changes In Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Retained Earnngs	Total Stockholder's Equity
Balance, December 31, 2015	$ 10,000	$ 17,926	$ 27,926
Paid In Capital	1,000	-	1,000
Net Income	-	(3,094)	(3,094)
Balance, December 31, 2016	$ 11,000	$ 14,832	$ 25,832

VISUN SECURITIES CORPORATION
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2016

	Current Month	Year to Date
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ 3,118.68	$ (3,093.71)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
COMMISSION RECEIVABLE	0.00	2,121.77
MAINSTAY FUNDS - ICAP	14,514.00	0.00
MS FUNDS - MONEY MARKET	0.00	13,961.83
PREPAID EXPENSES	0.00	2,717.54
STATE PAYROLL TAXES PAYABLE	0.00	332.15
FEDERAL PAYROLL TAXES PAYABLE	0.00	44.49
ACCRUED EXPENSE	0.00	(875.00)
TOTAL ADJUSTMENTS	14,514.00	18,302.78
NET CASH PROVIDED BY OPERATIONS	17,632.68	15,209.07
CASH FLOWS FROM INVESTING ACTIVITIES		
USED FOR		
NET CASH USED IN INVESTING	0.00	0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
PROCEEDS FROM		
UNREALIZED GAIN (LOSS)	0.00	2,543.43
ADD. PAID IN CAPITAL STOCK	0.00	1,000.00
USED FOR		
UNREALIZED GAIN (LOSS)	(1,476.78)	(2,543.43)
NET CASH USED IN FINANCING	(1,476.78)	1,000.00
NET INCREASE <DECREASE> IN CASH	$ 16,155.90	$ 16,209.07
SUMMARY		
CASH BALANCE AT END OF PERIOD	$ 18,237.98	$ 18,237.98
CASH BALANCE AT BEG OF PERIOD	(1,915.42)	(28.99)
NET INCREASE <DECREASE> IN CASH	$ 16,322.56	$ 18,208.99

NET CAPITAL COMPUTATION AS OF: December 2016

Assets	Allowable	Non Allowable	Total				
PNC Checking	$18,237.98		$18,237.98		Haircut		
Mainstay Money Market	***0		#VALUE!	MS Funds	$0.00	0%	$0.00
Mainstay ICAP	$0.00		$0.00				
Concession receivable			$0.00	TOTAL HAIRCUT			$0.00
Bnotes Receivable-Officer			$0.00				
Fixed Assets		$8,000.08	$8,000.08				
Prepaid Taxes/Expenses		$525.00	$525.00		ALERT		
Security Deposit			$0.00		# TRADES YTD		
TOTAL	$18,237.98	$8,525.08	$26,763.06		3		

Commission Receivable	Allowable	Non Allowable	
	<30 days	>30 days	Total
MF	$0.00	$0.00	$0.00
VA	$0.00	$0.00	$0.00
VL	$0.00	$0.00	$0.00
TOTAL	$0.00	$0.00	$0.00

Liabilities	A.I.	Non A.I.	Total	Net Capital Computation	
Concession Payable	$0.00		$0.00	Assets	$26,763.06
Current Accounts Payable	$0.00		$0.00	Less Liabilities	$930.95
Subordinated Loan			$0.00		
S.S. and Taxes	$930.95		$930.95	NET WORTH	$25,832.11
Accrued Expense			$0.00	Less NA Assets	$8,525.08
			$0.00	Adjusted N.C.	$17,307.03
			$0.00	Less Haircuts	$0.00
			$0.00	NET CAPITAL	$17,307.03
			$0.00	Less Min or AI (6 2/3%)	-$5,000.00
TOTAL	$930.95	$0.00	$930.95	EXCESS N.C.	$12,307.03

***Sale proceeds from Mainstay Funds was deposited in Bank checking account, as per new SEC rules B/D Corporations cannot own MMKT as they fluctuate in prices and there is no guarantee.

1,2,3 Commissions received on var annuities and var life are considered allowable, to the extent that they are payable (by written contract in Reg Rep Agreement)

4 **Subordinated Loan was pre-paid on Nov. 26, 2012**

Rule 15c3-3 under k(1)

Percentage of	AI / Net Capital	$930.95 / $17,307.03	5.38%

Visun Securities Corporation
Notes to Financial Statements
Year Ended December 31, 2016

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Business Activity
The Company was incorporated in the State of Wisconsin on March 11, 1983.
The Company is registered with the Securities and Exchange Commission (as of 07/17/1984) and with FINRA (as of 09/19/1984). It is a member of:
(i) the Financial Industry Regulatory Authority, or FINRA (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. (NASD and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and
(ii) the Securities Investor Protection Corporation (SIPC).
The Company's principal business activities consist of the sale of mutual funds and annuities.

Use of Estimates
The preparation of financial statements in conformity with GAAP principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include money market funds and deposits with banks.
The Company occasionally invests its cash in stock mutual funds, and applies a haircut of 15% when fully invested in a stock mutual fund and 2% when the money is transferred to a mutual fund money market. The total number of trades was three during the 2016 period. At December 31, 2016 the Company maintained all of its cash at one financial institution (PNC Bank checking account, and no haircut was recorded) which never exceeded federally-insured limits.

Equipment
Equipment is recorded at cost and expenditures for additions and improvements, if material, are generally capitalized. Normal repairs and maintenance are expensed. The cost of assets sold or retired and the related accumulated depreciation are eliminated from the accounts in the year of disposition. Any reflected gain or loss is reflected currently in the statement of income.

The cost of equipment is depreciated over the estimated useful lives of the related assets using the straight line method for book purposes. All equipment was fully depreciated at the beginning of the year.

Income Taxes
As of December 31, 2016, the Company recorded no provision for income taxes as there is a loss carry forward. There were no significant differences between financial and tax reporting.

The Company is no longer subject to U.S. Federal income tax examinations for years ending before December 31, 2011. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2010.

Visun Securities Corporation
Notes to Financial Statements
Year Ended December 31, 2016

Note 2 – Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2016, the Company's minimum net capital and required net capital were $ 17,307 and $ 5,000, respectively. **The ratio of aggregate indebtedness to net capital was 5.38%.**

Note 3 – Common Stock

As of December 31, 2016, common stock consisted of 10,000 authorized, 10,000 issued and outstanding, no par value shares.

Note 4 – Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2016. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.
The Company paid off its subordinated loan, after approval from FINRA, on November 26, 2012.

Note 5 – Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2016 the date which financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 6 - Goodwill

During the year ended December 31, 2016 the Company purchased the Book of Business of one of the Company's previously registered representatives. As part of the purchase of the goodwill the former representative received $ 10,000. Goodwill as of December 31, 2016 was $ 8,000, based upon what was paid. The goodwill is tested f0r impairment at the reporting unit level. As of December 31, 2016 no impairment was found.

Jendrach Accounting And Professional Services, LLC
201 North Main Street
Thiensville, WI 53092

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Visun Securities Corporation

River Hills, Wisconsin

We have reviewed management's statements, included in the accompanying Visun Securities Corporation, in which Visun Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Visun Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and Visun Securities Corporation stated that Visun Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Visun Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Visun Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jendrach Accounting & Professional Services, LLC
February 17, 2017
Milwaukee, Wisconsin

8840 N. Lodgewood Road
River Hills, WI 53217
(262) 879-0012

Vish R. Naik, Ph.D., CFP

Visun Securities Corporation
Member, FINRA & SIPC
Established in 1984

VISUN SECURITIES CORPORATION
Membership Agreement
CRD No. 15251

A. Net Capital Rule

Visun Securities Corporation (VSC) ia a limited Broker/Dealer (B/D) operating under provisions of Rule 15c 3-1, **the Net Capital Rule.** Under this rule it will maintain a minimum Net Capital requirement of $ 5,000 pursuant to SEC Rule 15c 3-1, paragraphs (a)(2)(i) and (a)(2)(vi) the Net Capital Rule.

B. Exemption Requirements

Visun Securities Corporation will operate pursuant to SEC Rule 15c 3-3(k)(2)(i) the **Customer Protection Rule**, clearing all transactions on a fully disclosed basis. The Firm will not hold customer funds or safe keep customer securities.

VSC has met the identified provisions throughout the most recent fiscal year ending December 31, 2016.

Vish R. Naik

Vish R. Naik, Ph.D.,CFP
President

February 7, 2017